

May 16, 2011

Via E-mail
Kenneth Bloom
Chief Executive Officer and President
BlueData Corporation
2700 Gateway Centre Blvd., Suite 600
Morrisville, North Carolina 27560

> **Re:** **BlueData Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 3, 2011**
> **File No. 0-54281**

Dear Mr. Bloom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 22

1.   We note your response to comment 1 in our letter dated April 21, 2011. However, we also note your disclosure that the company may, in its discretion, call on the lenders to provide additional funds necessary to cover the operating costs of the company, and your disclosure at page 27 that the company has a right to enforce the lenders' obligation under the promissory note. However, we also note that the lenders serve as the sole officers and directors of the company. Please revise your filing to clarify the conflict of interest that would be faced by Kenneth Bloom and Deborah Bloom in their capacity as your officers and directors when determining whether to seek funds in connection with the note. For example, and without limitation, there could be a conflict of interest if the company needs funds but Mr. Bloom and Ms. Bloom for any reason cannot or will not provide such funds to the company in connection with the note.

2.   Similarly, your disclosure that the company may decide not to call on the lenders to provide additional funds if the lenders make a determination that the company's current prospects do not warrant further funding suggests that "the company" may act independently from its sole officers and directors who are also the lenders. Please revise your filing to clarify the relationship among the company, the lenders and your officers and directors in this context.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

                                Sincerely,

                                /s/ H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director